Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
Supplement dated July 31, 2023
to Pricing Supplement dated May 31, 2023
Equity Index Underlying Supplement dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Prospectus dated February 23, 2021



HSBC USA Inc.

Lookback Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")
Linked to the S&P 500® Index due June 5, 2025
CUSIP: 40441X7M6
(the "Notes")

This document (the "supplement") supplements the offering documents referenced above, including in connection with any secondary market transactions in the Notes by HSBC Securities (USA) Inc. and its affiliates. Certain terms used but not defined in this supplement have the meanings set forth in those offering documents.

In the pricing supplement, dated May 31, 2023 and filed with the Securities and Exchange Commission (the "SEC") on June 2, 2023 (the "Final Pricing Supplement"), with respect to the Underlying, its Initial Level was defined as the lowest official closing level on any Scheduled Trading Day during the initial level observation period. The initial level observation period was defined as each Scheduled Trading Day from and including May 31, 2023 to and including July 31, 2023, excluding any scheduled Trading Day on which a Market Disruption Event occurs.

The lowest Official Closing Level during the initial level observation period was 4,179.83 on May 31, 2023.

Therefore, the Initial Level for the Notes is 4,179.83.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of the Pricing Supplement, page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Final Pricing Supplement dated May 31, 2023:
  https://www.sec.gov/Archives/edgar/data/83246/000110465923067398/tm2317300d49_424b2.htm

- Equity Index Underlying Supplement dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

- Prospectus supplement dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

- Prospectus dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm